UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PANHANDLE OIL AND GAS INC.
(Name of Issuer)

Class A Common Stock, par value $0.01666
(Title of Class of Securities)

 698477106
 (CUSIP Number)

September 1, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ? Rule 13d-1(b)

  ? Rule 13d-1(c)

  ? Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698477106
1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GHK Royalty LLC
46-0882615
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)?
(b)?

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma, United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH: 5 SOLE VOTING POWER

3,500,000
 6 SHARED VOTING POWER

-0-
 7 SOLE DISPOSITIVE POWER

3,500,000
 8 SHARED DISPOSITIVE POWER

-0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

?
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.8%1
12 TYPE OF REPORTING PERSON (see instructions)

OO

1 Based on the number of Class A Common Stock outstanding as disclosed in the Issuer's Prospectus Supplement, as filed with the Securities and Exchange Commission on September 1, 2020 and the Form 8-K, disclosing full exercise of over-allotment option, as filed with the Securities and Exchange Commission on September 1, 2020.

CUSIP No. 698477106
1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert A. Hefner III
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)?
(b)?

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH: 5 SOLE VOTING POWER

3,677,795
 6 SHARED VOTING POWER

-0-
 7 SOLE DISPOSITIVE POWER

3,677,795
 8 SHARED DISPOSITIVE POWER

-0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,677,795
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

?
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%1
12 TYPE OF REPORTING PERSON (see instructions)

OO

1  Based on the number of Class A Common Stock outstanding as disclosed in the Issuer's Prospectus Supplement, as filed with the Securities and Exchange Commission on September 1, 2020 and the Form 8-K, disclosing full exercise of over-allotment option, as filed with the Securities and Exchange Commission on September 1, 2020.

Item 1(a). Name of Issuer:

  PANHANDLE OIL AND GAS INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

  16 NW Expressway, Suite 1100, Oklahoma City, Oklahoma 73118

Item 2(a). Name of Person Filing:

  GHK Royalty LLC

Robert A. Hefner III

Item 2(b). Address of Principal Business Office or, if none, Residence:

  GHK Royalty LLC: 6305 Waterford Boulevard, # 470, Oklahoma City, Oklahoma 73118

Robert A. Hefner III: 2250 Buck Mountain Road, Free Union, Virginia 22940GHK Roy

Item 2(c). Citizenship:

  GHK Royalty LLC: Oklahoma, USA

Robert A. Hefner III: USA

Item 2(d). Title of Class of Securities:

  Class A Common Stock, $0.01666 par value per share

Item 2(e). CUSIP Number: 698477106

Item 3. If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a) ? Broker or dealer registered under Section 15 of the Act;
  (b) ? Bank as defined in Section 3(a)(6) of the Act;
  (c) ? Insurance company as defined in Section 3(a)(19) of the Act;
  (d) ? Investment company registered under Section 8 of the Investment Company Act of 1940;
  (e) ? An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f) ? An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) ? A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  (h) ? A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) ? A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
  (j) ? A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
  (k) ? Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership GHK Royalty LLC:

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
  (a) Amount Beneficially Owned: 3,500,000 shares
  (b) Percent of Class: 15.8%
  (c) Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote: 3,500,000 shares
    (ii) shared power to vote or to direct the vote: -0- shares
    (iii) sole power to dispose or to direct the disposition of: 3,500,000 shares
    (iv) shared power to dispose or to direct the disposition of: -0- shares

Item 4. Ownership Robert A. Hefner III:

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
  (a) Amount Beneficially Owned: 3,677,795 shares
  (b) Percent of Class: 16.6%
  (c) Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote: 3,677,795 shares
    (ii) shared power to vote or to direct the vote: -0- shares
    (iii) sole power to dispose or to direct the disposition of: 3,677,795 shares
    (iv) shared power to dispose or to direct the disposition of: -0- shares

Item 5. Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8. Identification and Classification of Members of the Group.

  Not applicable.

Item 9. Notice of Dissolution of Group.

  Not applicable.

Item 10. Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  September 10, 2020
  Date

GHK Royalty LLC

  /s/ Robert A. Hefner III
  Signature

  Robert A. Hefner III, Manager
  Name/Title

ROBERT A. HEFNER III

  /s/ Robert A. Hefner III
  Signature

  Robert A. Hefner III, Individual
  Name/Title